Pioneer Series Trust II
                                 60 State Street
                           Boston, Massachusetts 02109


VIA EDGAR                                                     November 26, 2003

Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Vince Di Stephano, Esq.

         Re:      Combined Registration Statement on Form N-14 of Pioneer
                  Series Trust II (the "Trust") with respect to the proposed reorganizations of Papp Stock Fund, Inc. with and into Pioneer Papp Stock Fund, Papp America Abroad Fund, Inc. with and into Pioneer Papp America Abroad Fund, Papp America-Pacific Rim Fund, Inc. with and into Pioneer Papp America-Pacific Rim Fund, and Papp Small & Mid Cap Growth Fund, Inc. with and into Pioneer Papp Small and Mid Cap Growth Fund. SEC File
                  Nos. 333-110171; 811-21460


Ladies and Gentlemen:

     Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Trust is hereby filing a delaying amendment with respect to the combined registration statement (the "Registration Statement") on Form N-14 of the Registrant on behalf of Pioneer Papp Stock Fund, Pioneer Papp America Abroad Fund, Pioneer Papp America-Pacific Rim Fund, and Pioneer Papp Small and Mid Cap Growth Fund, which Registration Statement includes a combined proxy statement/prospectus, combined statement of additional information, Part C, other information and exhibits. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on October 31, 2003.

     The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     If you have any questions or comments, please do not hesitate to contact David C. Phelan, Esq. at (617) 526-6372 (collect) or Charles F. McCain, Esq. at
(617) 526-6276 (collect), counsel to the Registrant.

     Pursuant to the requirements of the Securities Act and Rule 478 there under, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 26th day of November, 2003.

                                            Pioneer Series Trust II

                                            By:  /s/ Christopher J. Kelley
                                                 ------------------------------
                                                 Christopher J. Kelley
                                                 Assistant Secretary



cc:      David C. Phelan, Esq.
         Charles McCain, Esq.